UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO § 240.13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO

§ 240.13d-2(a)

(Amendment No. 3)1

Universal Security Instruments, Inc.

(Name of Issuer)

Common Stock, $0.01 par value

(Title of Class of Securities)

913821302

(CUSIP Number)

David Elliot Lazar

Activist Investing LLC

1185 Avenue of the Americas, 3rd Floor

New York, New York 10036

(646) 768-8417

(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

December 29, 2020

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See § 240.13d-7 for other parties to whom copies are to be sent.

1              The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 913821302

1	NAME OF REPORTING PERSON

ACTIVIST INVESTING LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

New York
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		- 0 -
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		- 0 -
PERSON WITH	9	SOLE DISPOSITIVE POWER

- 0 -
	10	SHARED DISPOSITIVE POWER

- 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

- 0 -
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

0%
14	TYPE OF REPORTING PERSON

OO

2

CUSIP No. 913821302

1	NAME OF REPORTING PERSON

CUSTODIAN VENTURES LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Wyoming
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		- 0 -
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		211,146
PERSON WITH	9	SOLE DISPOSITIVE POWER

- 0 -
	10	SHARED DISPOSITIVE POWER

211,146
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

211,146
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

9.1%
14	TYPE OF REPORTING PERSON

OO

3

CUSIP No. 913821302

1	NAME OF REPORTING PERSON

DAVID ELLIOT LAZAR
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

OO, PF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

USA
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		17,821
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		211,146
PERSON WITH	9	SOLE DISPOSITIVE POWER

17,821
	10	SHARED DISPOSITIVE POWER

211,146
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

228,967
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

9.9%
14	TYPE OF REPORTING PERSON

IN

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CUSIP No. 913821302

The following constitutes Amendment No. 3 to the Schedule 13D filed by the undersigned (“Amendment No. 3”). This Amendment No. 3 amends the Schedule 13D as specifically set forth herein.

Item 3.	Source and Amount of Funds or Other Consideration.

Item 3 is hereby amended and restated to read as follows:

The Shares purchased by each of Activist and Custodian were purchased with working capital (which may, at any given time, include margin loans made by brokerage firms in the ordinary course of business) in open market purchases, except as otherwise noted. The aggregate purchase price of the 211,146 Shares directly beneficially owned by Custodian is approximately $1,349,223, excluding brokerage commissions. The Shares purchased by Mr. Lazar were purchased with personal funds in the open market. The aggregate purchase price of the 17,821 Shares directly beneficially owned by Mr. Lazar is approximately $108,530, excluding brokerage commissions.

Item 5.	Interest in Securities of the Issuer.

Items 5(a) – (c) are hereby amended and restated to read as follows:

The aggregate percentage of Shares reported owned by each person named herein is based upon 2,312,887 Shares outstanding, which is the total number of Shares outstanding as of November 6, 2020, as reported in the Issuer’s Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on November 9, 2020.

A.	Activist
(a)	As of the close of business on January 4, 2021, Activist directly beneficially owned 0 Shares.

Percentage: 0%

(b)	1. Sole power to vote or direct vote: 0 2. Shared power to vote or direct vote: 0 3. Sole power to dispose or direct the disposition: 0 4. Shared power to dispose or direct the disposition: 0

(c)	The transactions in the Shares since the filing of Amendment No. 2 to the Schedule 13D are set forth in Schedule A and are incorporated herein by reference.
B.	Custodian
(a)	As of the close of business on January 4, 2021, Custodian directly beneficially owned 211,146 Shares.

Percentage: Approximately 9.1%

(b)	1. Sole power to vote or direct vote: 0
2. Shared power to vote or direct vote: 211,146
3. Sole power to dispose or direct the disposition: 0
4. Shared power to dispose or direct the disposition: 211,146

5

CUSIP No. 913821302

(c)	The transactions in the Shares since the filing of Amendment No. 2 to the Schedule 13D are set forth in Schedule A and are incorporated herein by reference.
C.	Mr. Lazar
(a)	As of the close of business on January 4, 2021, Mr. Lazar directly beneficially owned 17,821 Shares. Mr. Lazar, as the sole member and Chief Executive Officer of each of Activist and Custodian, may be deemed the beneficial owner of the (i) 0 Shares owned by Activist and (ii) 211,146 Shares owned by Custodian.

Percentage: Approximately 9.9%

(b)	1. Sole power to vote or direct vote: 17,821
2. Shared power to vote or direct vote: 211,146
3. Sole power to dispose or direct the disposition: 17,821
4. Shared power to dispose or direct the disposition: 211,146

(c)	The transactions in the Shares by Mr. Lazar and on behalf of Activist and Custodian since the filing of Amendment No. 2 to the Schedule 13D are set forth in Schedule A and are incorporated herein by reference.

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CUSIP No. 913821302

SIGNATURES

After reasonable inquiry and to the best of his knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: January 4, 2021

ACTIVIST INVESTING LLC

By:	/s/ David Elliot Lazar
	Name:	David Elliot Lazar
	Title:	Chief Executive Officer

CUSTODIAN VENTURES LLC

By:	/s/ David Elliot Lazar
	Name:	David Elliot Lazar
	Title:	Chief Executive Officer

/s/ David Elliot Lazar
David Elliot Lazar

7

CUSIP No. 913821302

SCHEDULE A

Transaction in the Shares Since the Filing of Amendment No. 2 to the Schedule 13D

Nature of Transaction	Shares of Common Stock Purchased/(Sold)	Price Per Share($)	Date of Purchase/Sale

Activist Investing LLC

Disposition of Common Stock	(132,649)[1]	---	12/08/2020

Custodian Ventures LLC

Acquisition of Common Stock	132,649[2]	---	12/08/2020
Sale of Common Stock	(165,649)	10.1204[3]	12/29/2020
Purchase of Common Stock	78,924	4.8547[4]	12/31/2020
Purchase of Common Stock	132,222	5.8602[5]	01/04/2021

David Elliot Lazar

Sale of Common Stock	(39,459)	11.0389[6]	12/29/2020
Purchase of Common Stock	17,821	6.5977[7]	01/04/2021

1 Represents an internal transfer of Shares to Custodian Ventures LLC.

2 Represents an internal transfer of Shares from Activist Investing LLC’s Solo 401K.

3 The price reported is a weighted average price. These Shares were sold in multiple transactions at prices ranging from $10.0000 to $10.8200 per Share. The Reporting Persons undertake to provide to the Issuer, any security holder of the Issuer or the staff of the Securities and Exchange Commission, upon request, full information regarding the number of Shares sold at each separate price within the range set forth in this footnote 3.

4 The price reported is a weighted average price. These Shares were sold in multiple transactions at prices ranging from $4.7440 to $5.0801 per Share. The Reporting Persons undertake to provide to the Issuer, any security holder of the Issuer or the staff of the Securities and Exchange Commission, upon request, full information regarding the number of Shares sold at each separate price within the range set forth in this footnote 4.

5 The price reported is a weighted average price. These Shares were sold in multiple transactions at prices ranging from $4.7000 to $6.5000 per Share. The Reporting Persons undertake to provide to the Issuer, any security holder of the Issuer or the staff of the Securities and Exchange Commission, upon request, full information regarding the number of Shares sold at each separate price within the range set forth in this footnote 5.

6 The price reported is a weighted average price. These Shares were sold in multiple transactions at prices ranging from $11.0000 to $13.2400 per Share. The Reporting Persons undertake to provide to the Issuer, any security holder of the Issuer or the staff of the Securities and Exchange Commission, upon request, full information regarding the number of Shares sold at each separate price within the range set forth in this footnote 6.

7 The price reported is a weighted average price. These Shares were sold in multiple transactions at prices ranging from $6.5500 to $6.6000 per Share. The Reporting Persons undertake to provide to the Issuer, any security holder of the Issuer or the staff of the Securities and Exchange Commission, upon request, full information regarding the number of Shares sold at each separate price within the range set forth in this footnote 7.